

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

October 14, 2016

<u>Via E-mail</u>
Thomas Linko
Chief Financial Officer
Kate Spade & Company
2 Park Avenue
New York, NY 10016

> **Re: Kate Spade & Company**
> **Form 8-K Dated August 3, 2016**
> **Filed August 3, 2016**
> **File No. 1-10689**

Dear Mr. Linko:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Joel Parker

Joel Parker
Senior Assistant Chief Accountant
Office of Beverages, Apparel and Mining